Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
To the Board of Directors of
FLIR Systems, Inc.:
We consent to the incorporation by reference in the registration statement No. 33-95248 on Form S-8 of FLIR Systems, Inc. of our report dated May 31, 2013, with respect to the statements of net assets available for benefits of the FLIR Systems, Inc. 401(k) Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the FLIR Systems, Inc. 401(k) Savings Plan.

/s/ KPMG LLP
Portland, Oregon
May 31, 2013